As filed with the Securities and Exchange Commission on December 30, 2014

Securities Act File No. 333-199155

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

(Check appropriate box or boxes)

SALIENT MF TRUST

(Exact name of registrant as specified in organizational documents)

4265 San Felipe, 8th Floor

Houston, TX 77027

(Address of Principal Executive Offices)

Telephone Number: (713) 993-4675

(Area Code and Telephone Number)

John A. Blaisdell

4265 San Felipe, 8th Floor

Houston, TX 77027

(Name and Address of Agent for Service)

Copies to:

George J. Zornada

K&L Gates LLP

One Lincoln Street

Boston, MA 02111-2950

(617) 261-3231

EXPLANATORY NOTE

The combined Prospectus/Proxy Statement and Statement of Additional Information, each in the ‘form’ filed, are incorporated by reference from Pre-Effective No. 2 to the Salient MF Trust Registration Statement on Form N-14, as filed with the Securities and Exchange Commission on November 5, 2014 (accession no. 0001193125-14-398459).

The purpose of Post-Effective Amendment No. 1 is to file executed copies of the tax opinion delivered at the closing of the reorganization of the Broadmark Tactical Plus Fund, a series of the Broadmark Funds, with the Salient Broadmark Tactical Plus Fund, a series of Salient MF Trust.

PART C — OTHER INFORMATION

Item 15. Indemnification

The Registrant is an organization of the type commonly known as a “Delaware statutory trust.” The Registrant’s Declaration of Trust provides that the Trustees and officers of the Registrant, in their capacity as such, will not be personally liable for errors of judgment or mistakes of fact or law; but nothing in the Declaration of Trust protects a Trustee against any liability to the Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

The Registrant’s Declaration of Trust authorizes the Registrant, to the maximum extent permitted by Delaware law and subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”), to obligate the Registrant to indemnify any present or former trustee or officer or any individual who, while serving as the Registrant’s trustee or officer and, at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise as a trustee, officer, partner, director, manager or member, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

The Registrant’s By-Laws obligate the Registrant, to the maximum extent permitted by Delaware law and subject to the requirements of the 1940 Act, to indemnify any present or former trustee or officer or any individual who, while serving as the Registrant’s trustee or officer and, at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise as a trustee, officer, partner, director, manager or member and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant’s Declaration of Trust and By-Laws also permit the Registrant to indemnify and advance expenses to any individual who served any predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or a predecessor of the Registrant, if any.

In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”) may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16: Exhibits

(1)(a)	Certificate of Trust dated November 15, 2011. (1)

(1)(b)	Agreement and Declaration of Trust dated November 15, 2011. (1)

(2)	By-Laws of Registrant. (2)

(3)	Not Applicable.

(4)	Form of Agreement and Plan of Reorganization filed as Exhibit A to the Combined Proxy Statement for Broadmark Tactical Plus Fund and Prospectus for Salient Broadmark Tactical Plus Fund (the “Fund”). (8)

(5)	See Exhibits (1)(a), (1)(b) and (2).

(6)(a)	Form of Investment Management Agreement between the Registrant, on behalf of the Fund, and Salient Advisors, L.P. (“Salient Advisors”). (7)

(6)(b)	Form of Sub-Advisory Agreement between Salient Advisors and Broadmark Asset Management LLC. (7)

(7)(a)	Distribution Agreement between the Registrant and Foreside Fund Services, LLC (the “Distributor”). (3)

(7)(b)	First Amendment to the Distribution Agreement between the Registrant and the Distributor. (3)

(7)(c)	Second Amendment to the Distribution Agreement between the Registrant and the Distributor. (5)

(7)(d)	Third Amendment to the Distribution Agreement between the Registrant and the Distributor. (7)

(7)(e)	Distribution Services Agreement between the Registrant and the Distributor. (3)

(8)	Not Applicable.

(9)(a)	Global Custodial Services Agreement between the Registrant and Citibank, N.A. (the “Custodian”). (2)

(9)(b)	Amendment to the Global Custodial Services Agreement between the Registrant and the Custodian. (2)

(10)	Rule 12b-1 Plan of the Fund’s Class F Shares. (7)

(11)	Opinion of K&L Gates LLP. (6)

(12)	Tax opinion of K&L Gates LLP — filed herewith.

(13)(a)	Administration Agreement between Registrant and Citi Fund Services Ohio, Inc. (3)

(13)(b)	Joinder and Amendment to Administration Agreement between the Registrant and Citi Fund Services Ohio, Inc. (4)

(13)(c)	Expense Limitation Agreement between the Registrant, on behalf of the Fund, and Salient Advisors (Class F). (7)

(13)(d)	Administrative Service Plan and Supermarket Compliance Policy. (4)

(14)	Consent of Independent Registered Public Accounting Firm. (8)

(15)	Not Applicable.

(16)	Powers of Attorney. (6)

(17)	Form of proxy. (6)

(1)	Incorporated by reference from the Registrant’s initial Registration Statement on Form N-1A, as filed with the Securities and Exchange Commission (“SEC”) on March 20, 2012.
(2)	Incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement, as filed with the SEC on July 2, 2012.
(3)	Incorporated by reference from Post-Effective Amendment No. 2 to the Registrant’s Registration Statement, as filed with the SEC on September 4, 2012.
(4)	Incorporated by reference from Post-Effective Amendment No. 5 to the Registrant’s Registration Statement, as filed with the SEC on April 30, 2013.
(5)	Incorporated by reference from Post-Effective Amendment No. 8 to the Registrant’s Registration Statement, as filed with the SEC on January 29, 2014.
(6)	Incorporated by reference from Pre-Effective Amendment No.1 to the Registrant’s Registration Statement on Form N-14, as filed with the SEC on October 6, 2014.
(7)	Incorporated by reference from Post-Effective Amendment No.13 to the Registrant’s Registration Statement, as filed with the SEC on October 31, 2014.
(8)	Incorporated by reference from Pre-Effective Amendment No.2 to the Registrant’s Registration Statement on Form N-14, as filed with the SEC on November 5, 2014.

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the 1933 Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, as amended (the “1933 Act”), this registration statement has been signed on behalf of the Registrant, in the City of Houston, and State of Texas, on the 30th day of December 2014.

Salient MF Trust
By:	/s/ John A. Blaisdell
John A. Blaisdell, President

As required by the 1933 Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ John A. Blaisdell John A. Blaisdell	Trustee, President (Principal Executive Officer)	December 30, 2014

/s/ Jeremy L. Radcliffe Jeremy L. Radcliffe	Trustee, Secretary	December 30, 2014

/s/ John E. Price John E. Price	Treasurer (Principal Financial Officer)	December 30, 2014

/s/ Karin B. Bonding Karin B. Bonding*	Trustee	December 30, 2014

/s/ Jonathan P. Carroll Jonathan P. Carroll*	Trustee	December 30, 2014

/s/ Dr. Bernard A. Harris Jr. Dr. Bernard A. Harris Jr.*	Trustee	December 30, 2014

/s/ Richard C. Johnson Richard C. Johnson*	Trustee	December 30, 2014

/s/ E. Edward Powell E. Edward Powell*	Trustee, Lead Independent Trustee	December 30, 2014

/s/ Scott E. Schwinger Scott E. Schwinger*	Trustee	December 30, 2014

*	Power of Attorney

By:	/s/ Jeremy L. Radcliffe
Jeremy L. Radcliffe Attorney-in-fact

EXHIBIT INDEX

(12)	Tax opinion of K&L Gates LLP.